UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Edgewater Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

720279108
(CUSIP Number)

FREDERICK DISANTO
ANCORA ADVISORS, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Ancora Catalyst Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 444,371
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 444,371
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON AAMAF LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 40,665
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 40,665
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Merlin Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 625,878
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 625,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,878
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,176,414
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,176,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,176,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,176,414
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,176,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,176,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Matthew Carpenter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Jeffrey L. Rutherford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Kurtis J. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 50,000*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 50,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

*Represents 50,000 Shares purchased by Hestia Capital Partners LP that Mr. Wolf may be deemed to beneficially own.

CUSIP NO. 720279108

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by:

(i)	Ancora Catalyst Fund LP, a Delaware limited partnership (“Ancora Catalyst Fund”);

(ii)	AAMAF LP, a Delaware limited partnership (“AAMAF”);

(iii)	Merlin Partners LP, a Delaware limited partnership (“Merlin Partners” and together with Ancora Catalyst Fund and AAMAF, the “Funds”);

(iv)
Ancora Advisors, LLC, a Delaware limited liability company (“Ancora Advisors”), which serves investment advisor to each of the Funds, the Ancora Special Opportunities Fund and accounts separately managed by Ancora Advisors (the “Separately Managed Accounts”) and as general partner of each of the Funds;

(v)	Frederick DiSanto, who serves as Chairman and Chief Executive Officer of Ancora Advisors and as a nominee for the Board of Directors of the Issuer (the “Board”);

(vi)	Matthew Carpenter, as a nominee for the Board;

(vii)	Jeffrey L. Rutherford, as a nominee for the Board; and

(viii)	Kurtis J. Wolf, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Funds, Ancora Advisors and Mr. DiSanto is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.  The address of the principal office of Mr. Carpenter is 400 Club Drive, Aurora, Ohio 44202. The address of the principal office of Mr. Rutherford is 14784 River Glen Drive, Novelty, Ohio 44072. The address of the principal office of Mr. Wolf is c/o Hestia Capital Management LLC, 175 Brickyard Road, Adams Township, Pennsylvania 16046.

(c)           The principal business of each of the Funds is investing in securities.  The principal business of Ancora Advisors is serving as a registered investment advisor to certain of its affiliates, including each of the Funds, the Ancora Special Opportunities Fund the Separately Managed Accounts, and serving as the general partner of each of the Funds. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Advisors. The principal occupation of Mr. Carpenter is serving as the Chairman and Chief Executive Officer of Vertical Knowledge, L.L.C. Mr. Rutherford is a private investor.  The principal occupation of Mr. Wolf is serving as the Managing Member and Chief Investment Officer of Hestia Capital Management LLC.

CUSIP NO. 720279108

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. DiSanto, Carpenter, Rutherford and Wolf are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Funds and held in the Ancora Special Opportunities Fund and Separately Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 444,371 Shares owned directly by Ancora Catalyst Fund is approximately $3,376,035, including brokerage commissions. The aggregate purchase price of the 40,665 Shares owned directly by AAMAF is approximately $278,099, including brokerage commissions. The aggregate purchase price of the 625,878 Shares owned directly by Merlin Partners is approximately $5,012,416, including brokerage commissions. The aggregate purchase price of the 12,000 Shares held in the Ancora Special Opportunities Fund is approximately $86,146, excluding brokerage commissions. The aggregate purchase price of the 53,500 Shares held by the Separately Managed Accounts is approximately $381,691, including brokerage commissions.

The Shares purchased by Hestia Capital Partners LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 50,000 Shares owned directly by Hestia Capital Partners LP is approximately $361,874, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 22, 2016, the Reporting Persons filed with the Securities and Exchange Commission (the “SEC”) a preliminary solicitation statement (the “Consent Statement”) to, inter alia, seek shareholder consents to:  (i) to remove incumbents: Paul E. Flynn, Paul Guzzi, Michael R. Loeb and Wayne Wilson, from the Board, (ii) fix the size of the Board at eight directors, and (iii) to elect four highly-qualified nominees: Matthew Carpenter, Frederick DiSanto, Jeffrey L. Rutherford and Kurtis J. Wolf (the “Nominees”) to the Board.

Also on December 22, 2016, the Reporting Persons issued a press release stating their belief that urgent and substantial change is needed on the Board. The Reporting Persons have serious concerns regarding the way the Issuer has been managed by certain senior executives, specifically Edgewater’s Chief Executive Officer, Shirley Singleton, and Chief Technology Officer, David Clancey, and the lack of effective oversight by the Board, which has generously compensated Ms. Singleton and Mr. Clancey at the expense of properly incentivizing the Issuer’s key producers.  The Reporting Persons believe the Issuer’s bloated SG&A expenses, declining consultant utilization rates and excessive compensation paid to Ms. Singleton and Mr. Clancey have negatively impacted the Issuer’s stock price. Further, the Reporting Persons believe the Board has failed to adequately explore all strategic opportunities to maximize stockholder value and failed to adequately vet the opportunity to monetize parts of the Issuer which led to the failure of the lengthy strategic review.  The full text of the press release is attached herein as Exhibit 99.1.

CUSIP NO. 720279108

The Reporting Persons intend to continue to engage in discussions with the Board, management and shareholders of the Issuer

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,377,512 Shares outstanding as of October 31, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2016.

A.	Ancora Catalyst Fund

(a)	As of the close of business on December 21, 2016, Ancora Catalyst Fund beneficially owned 444,371 Shares.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 444,371
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 444,371

(c)	The transactions in the Shares by Ancora Catalyst Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	AAMAF

(a)	As of the close of business on December 21, 2016, AAMAF beneficially owned 40,665 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 40,665
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 40,665

(c)	The transactions in the Shares by AAMAF since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Merlin Partners

(a)	As of the close of business on December 21, 2016, Merlin Partners beneficially owned 625,878 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 625,878
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 625,878

(c)	The transactions in the Shares by Merlin Partners since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 720279108

D.	Ancora Advisors

(a)
As of the close of business on December 21, 2016, 12,000 Shares were held in the Ancora Special Opportunities Fund and 53,500 Shares were held in the Separately Managed Accounts.  Ancora Advisors, as the investment advisor to each of the Funds, the Ancora Special Opportunities Fund and the Separately Managed Accounts and as the general partner of each of the Funds, may be deemed the beneficial owner of the (i) 444,371 Shares owned by Ancora Catalyst Fund, (ii) 40,665 Shares owned by AAMAF, (iii) 625,878 Shares owned by Merlin Partners, (iv) 12,000 Shares held in the Ancora Special Opportunities Fund and (v) 53,500 Shares held in the Separately Managed Accounts.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,176,414
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,176,414

(c)
Ancora Advisors has not entered into any transactions in the Shares the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of each of the Funds and through the Ancora Special Opportunities Fund and Separately Managed Accounts since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. DiSanto

(a)
Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Advisors, may be deemed the beneficial owner of the (i) 444,371 Shares owned by Ancora Catalyst Fund, (ii) 40,665 Shares owned by AAMAF, (iii) 625,878 Shares owned by Merlin Partners, (iv) 12,000 Shares held in the Ancora Special Opportunities Fund and (v) 53,500 Shares held in the Separately Managed Accounts.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,176,414
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,176,414

(c)
Mr. DiSanto has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of each of the Funds and through the Ancora Special Opportunities Fund and Separately Managed Accounts since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Carpenter

(a)	As of the close of business on December 21, 2016, Mr. Carpenter did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Carpenter has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

CUSIP NO. 720279108

G.	Mr. Rutherford

(a)	As of the close of business on December 21, 2016, Mr. Rutherford did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rutherford has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

H.	Mr. Wolf

(a)
As of the close of business on December 21, 2016, Hestia Capital Partners LP beneficially owned 50,000 shares.  Mr. Wolf, as the Managing Member and Chief Investment Officer of Hestia Capital Management LLC, may be deemed the beneficial owner of 50,000 Shares owned by Hestia Capital Partners LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 50,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 50,000

(c)
Mr. Wolf has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of Hestia Capital Partners LP since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 720279108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 22, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit written consents or proxies in favor of the proposals set forth in the Consent Statement, and (c) Ancora Advisors and certain of its affiliates agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated December 22, 2016.

99.2	Joint Filing and Solicitation Agreement, dated December 22, 2016.

99.3	Form of Power of Attorney.

CUSIP NO. 720279108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2016

Ancora Catalyst Fund LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

AAMAF LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Merlin Partners LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Advisors, LLC

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

/s/ Frederick DiSanto
FREDERICK DISANTO
Individually and as attorney-in-fact for Matthew Carpenter, Jeffrey L. Rutherford and Kurtis J. Wolf

CUSIP NO. 720279108

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

ANCORA CATALYST FUND LP

7,516	7.0390	12/07/2016
1,016	7.0776	12/07/2016
10,000	6.6577	12/08/2016
4,170	6.8073	12/09/2016
3,090	6.8479	12/12/2016
1,000	6.7274	12/12/2016
1,977	6.8994	12/13/2016
600	6.8167	12/13/2016
863	7.0255	12/14/2016
500	7.0320	12/14/2016
4,900	6.7885	12/15/2016
4,350	6.7156	12/16/2016

AAMAF LP

4,115	6.2991	12/07/2016

MERLIN PARTNERS LP

5,000	6.9785	12/07/2016
261	6.6257	12/08/2016
5,000	6.5739	12/08/2016
5,000	6.7662	12/09/2016
4,739	6.7537	12/09/2016
5,000	6.7441	12/09/2016
15,766	7.0285	12/14/2016

ANCORA ADVISORS, LLC
(Through the Ancora Special Opportunities Fund)

3,900	6.6175	12/07/2016
2,000	6.7771	12/15/2016

CUSIP NO. 720279108

ANCORA ADVISORS, LLC
(Through the Separately Managed Account)

2,000	6.6949	12/07/2016
2,000	6.7848	12/08/2016
2,500	6.8619	12/12/2016
2,500	7.0326	12/14/2016
1,500	7.0714	12/14/2016
2,000	7.0656	12/14/2016
1,000	7.0730	12/14/2016
1,000	7.0730	12/14/2016
7,000	7.0604	12/14/2016
6,000	7.0605	12/14/2016

KURTIS J. WOLF
(Through Hestia Capital Partners LP)

4,000	6.9785	12/20/2016
46,000	7.2600	12/21/2016